Correspondence

January 25, 2011

Mr.  Jim B. Rosenberg
Mr. Donald Abbott
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Capsalus Corp. Form 10-Q for the quarterly period ended September 30, 2010 File Number: 333-146744

Dear Messrs. Rosenberg and Abbott:

Following are Capsalus Corp. responses to your comments. For your convenience, each of the Staff’s comments has been reprinted, whole, or in part, below and our responses are in bold.

Form 10-Q for the quarterly period ended September 30, 2010

Financial Statements
Note 7. Acquisition, Page 9

1.	Please refer to your response to prior comment two and address the following:
a.
Tell us the specific guidance in GAAP that refers to valuing the acquisition based on fair value of the assets acquired and liabilities assumed at the acquisition date instead of the fair value of the consideration transferred in the business combination as contemplated in ASC 805-30-30-7. Specifically address why your stock being thinly traded and the potential goodwill impairment is a basis for using the fair value of the assets acquired and liabilities assumed at the acquisition date.

As we previously replied, our primary consideration in this acquisition was determining how to value the transaction. The Company’s common stock is thinly traded and WhiteHat shareholders were issued shares equivalent to 45% of the value of the Company as a whole, making valuation of the consideration (our stock) difficult, if not impossible.

Additionally, we determined that, if the closing price of $0.07 was used, we would then record a large goodwill intangible that would be required to be impaired immediately under ASC 350: Intangibles-Goodwill and Other. This impairment issue is further addressed in our reply 1.b. later in this letter.

Should we have valued the transaction at $0.07 per share, goodwill in excess of $9.0 million would have been recorded, and subsequently charged off to our statement of operations. This would result in a net increase to our additional paid in capital with a corresponding decrease to our retained earnings.  The net effect to our equity would be zero, but it is our position that the methods we used to value, and record this transaction are appropriate and in accordance with GAAP.

To determine the best course to accurately value this transaction, we referred to ASC 805, Sections 30-30-2, 30-30-3, 30-55-2 and ASC 505-50-30-6. We refer to the language of this guidance below.

805-30-30-2 [In a business combination in which the acquirer and the acquiree (or its former owners) exchange only equity interests, the acquisition-date fair value of the acquiree’s equity interests may be more reliably measurable than the acquisition-date fair value of the acquirer’s equity interests. If so, the acquirer shall determine the amount of goodwill by using the acquisition-date fair value of the acquiree’s equity interests instead of the acquisition-date fair value of the equity interests transferred. [FAS 141(R), paragraph 35]].

805-30-30-3 To determine the amount of goodwill in a business combination in which no consideration is transferred, the acquirer shall use the acquisition-date fair value of the acquirer’s interest in the acquiree determined using a valuation technique in place of the acquisition-date fair value of the consideration transferred (see paragraph 805-30-30-1(a)(1)).

805-30-55-2 In a business combination achieved without the transfer of consideration, the acquirer must substitute the acquisition-date fair value of its interest in the acquiree for the acquisition-date fair value of the consideration transferred to measure goodwill or a gain on a bargain purchase (see paragraphs 805-30-30-1 through 30-4). The acquirer should measure the acquisition-date fair value of its interest in the acquiree using one or more valuation techniques that are appropriate in the circumstances and for which sufficient data are available. If more than one valuation technique is used, the acquirer should evaluate the results of the techniques, considering the relevance and reliability of the inputs used and the extent of the available data. Subtopic 820-10 provides guidance on using valuation techniques to measure fair value.

505-50-30-6 [If the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. [FAS 123(R), paragraph 7]]In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.

b.	Explain to us why you would believe that you would have been required to immediately impair goodwill if you had used the fair value of your common stock on the acquisition date.

An impairment would immediately occur because the trading value of Mach One stock was significantly higher than the the fair value of the acquired assets. Accordingly, under Step 1 of the goodwill impairment test, the fair value of the acquired entity would be significantly lower than entity's carrying value and, as such, impairment would exist.

c.	Disclose the fair value of each intangible asset identified and how your fair value determination complies with ASC 805-20. Specifically address why no good will was recognized in this acquisition.

ASC 805-20-30-1 states that the acquirer shall measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their acquisition-datefair values. [FAS 141(R), paragraph 20]. In addition, ASC 805-20-25-10 establishes that an intangible asset is identifiable if it meets either the separability criterion or the contractual-legal criterion described in the definition of identifiable.

Guidance as to the recognition of intangible Assets Separately from Goodwill is provided in ASC 805-20-55.

We determined that the identifiable intangible assets were comprised of trademarks and related applications, formulas and customer relationships, and that the value of each of these is dependent on the others. As such, we used accepted projected cash flow models and determined a discounted net value of $1.5 million. We did not record goodwill as a part of this as explained in our responses to 1.a. and 1.b. above.

d.	Explain to us why the price per share used to convert WhiteHat debt is significantly more than the per share stock price used to determine purchase consideration.

The price per share used to convert WhiteHat debt was determined contractually in the purchase agreement.

2.
Please refer to your response to prior comment three. Based on your disclosure you stated that the $400,000 is partial consideration. Explain to us why the amount prior to the closing was considertion but the amount deposited subsequent to the closing date was recorded as a normal intercompany advances for working capital.

The use of the word “consideration” in our previous disclosure has inadvertently created confusion to the reader. The actual deal document required that Capsalus provide $400,000 in working capital advances, but this amount was not consideration for the purchase, but rather a consideration in the deal. Had the funds all been advanced after the closing date of the deal, the full amount of $400,000 would have been recorded as normal working capital advances.  A portion ($103,500) of the $400,000 was advanced prior to closing the deal. Because of this timing, we recorded and disclosed this portion in the total purchase consideration. The remaining $296,500 was deposited subsequent to the closing and was appropriately recorded as a normal intercompany advance for working capital.

Capsalus Corp. acknowledges that:

           •           the company is responsible for the adequacy and accuracy of the disclosure in the filing;

           •           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

           •           The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Patrick G. Sheridan

Patrick G. Sheridan
Chief Financial Officer